

March 11, 2010

David Saltrelli, President and Director
Calibert Explorations, Ltd.
645 Bayway Boulevard
Clearwater Beach, Florida 33767

  Re: Calibert Explorations, Ltd.
     Form 8-K filed October 30, 2009
     Form 8-K filed December 2, 2009
     Form 8-K filed March 10, 2010
     File No. 000-53346

Dear Mr. Saltrelli:

   We have reviewed your filings and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Filed December 2, 2009

General

1. We note your disclosure indicating that a change in control occurred on November 23, 2009 as a result of the sale of 3,000,000 shares by your former president, Andre Benard, to the incoming president and director David Saltrelli. Further we understand that concurrent with your reported change in control, you entered into a purchase agreement in which you agreed to issue 500,000 common shares to MegalLink Global, Inc. ("MegaLink") in exchange for all of the assets of MegaLink. Please address the following points:

  a. Please provide information regarding Mr. Saltrelli's and Mr. Benard's ownership interests in each of Calibert Explorations. Ltd. ("Calibert") and

MegaLink immediately prior to and following the transaction, including the number of shares held in each entity and ownership percentages.

b. We note that in the Interim Agreement filed as Exhibit 10.1 to your Form 8-K on October 30, 2009, you characterize the purchase of MegaLink as a "business combination," stating that MegaLink "…is engaged in the business of developing therapeutics against multi-drug resistant infectious microorganisms," although you also indicate that you intend to complete this transaction by way of an asset purchase. Please tell us if you intend to account for the purchase as a business combination/reverse merger under SFAS 141(R), and provide the analysis that you performed in determining whether the assets acquired from MegaLink represent a business as defined in paragraph A4 of SFAS141(R).

c. Given that Calibert was identified as a shell company prior to the transaction in which the shareholders of MegaLink obtained control, tell us why you have not complied with the reporting requirements of Item 5.01(a)(8) of Form 8-K.

Form 8-K filed March 10, 2010

General

2. We understand your disclosure that you have rescinded your purchase concerning MegaLink Global Corporation. Tell us the reasons for this decision and the circumstances under which it was made. Submit details including a timeline of all events pertaining to the change in control over you and the business and assets of MegaLink Global Corporation, covering all negotiations leading to the acquisition/merger agreement, identifying all participants in those negotiations, the status of the MegaLink Global Corporation business at that time and now, including the relevant financial metrics, and your rationale for entering into the rescission agreement clarifying how you determined that this was in the best interests of your shareholders. Also submit and file the signed and dated rescission agreement in an amendment to your Form 8-K, and explain your delinquency in filing that current report. We expect to have additional comments after receiving your reply.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Craig Arakawa at (202) 551-3650, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief